SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2012
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated January 30, 2012.

Document 1

For Immediate Release	January 30, 2012
Sonde Resources Corp. Investigates Alternatives for North Africa

CALGARY, ALBERTA- (Marketwire – January 30, 2012) - Sonde Resources Corp. ("Sonde") (TSX:SOQ) (NYSE Amex:SOQ) announced today that the Board and management of Sonde Resources Corp. (“Sonde”) has begun an initiative to identify and evaluate alternatives to finance its remaining North Africa obligations.  These alternatives may be comprised of one or more transactions to sell, farm-out, joint venture or seek any other alternatives with regard to its 100% working interest in the Joint Oil Block in North Africa.

The initiative will examine all possible alternatives for the Joint Oil Block to maximize value to Sonde’s shareholders, focusing on finding a party to fund the remaining three exploratory well commitment.  By funding the exploration program the party may earn part of Sonde's working interest in the Joint Oil Block.

Sonde cautions shareholders and other stakeholders that there is no assurance that this review of alternatives will result in any specific strategic or financial transaction. Sonde will pursue this initiative expeditiously but no timetable has been set for its completion. Sonde will inform the market on material developments as and when appropriate or required. Sonde has appointed Bank of America Merrill Lynch to assist Sonde in this process.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas. Its operations are located in Western Canada and offshore North Africa. See Sonde's website at www.sonderesources.com to review further detail on Sonde's operations.

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning our review of alternatives regarding our Joint Oil Block in North Africa and the possible results therefrom.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market, economic and operating conditions, management’s expectations regarding future growth,  availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks inherent in operating in foreign jurisdictions; changes in market, economic and operating conditions applicable to exploration, development and production of crude oil and natural gas; and restrictions or limitations on available sources of capital.  Additional assumptions and risks are set out in detail in our Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation’s annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

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Although we believe that the expectations reflected in the forward-looking information or forward- looking statements are reasonable, prospective investors should not place undue reliance on forward- looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. We base our forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them.

Contact Information

Sonde Resources Corp
Investor Relations
(403) 294-1411
(403) 216-2374 (FAX)

Sonde Resources Corp
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
www.sonderesources.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	January 30 , 2012	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer